Exhibit 4.2

Acknowledgement and Assignment Agreement

This Acknowledgement and Assignment Agreement is dated as of September 18, 2006 (this “Agreement”) and relates to NovaStar Mortgage Funding Trust, Series 2006-2 (the “Trust”), which was created pursuant to the Pooling and Servicing Agreement dated as of June 1, 2006 (the “Agreement”) by and among NovaStar Mortgage Funding Corporation, as Company (the “Company”), NovaStar Mortgage, Inc., as Servicer and as Seller (the “Servicer” and the “Seller”), U.S. Bank National Association as Custodian (the “Custodian”), J.P. Morgan Chase Bank, National Association as Trustee (the “Trustee”) and J.P. Morgan Trust Company, National Association, as Co-Trustee (the “Co-Trustee”) Capitalized terms used herein and not otherwise defined herein shall have their respective meanings as set forth in the Agreement.

Section 11.01(a), second, third and fourth paragraphs, of the Agreement provide as follows:

The Servicer may, at its option, terminate this Agreement on any date on which the aggregate of the Principal Balances of the Mortgage Loans on such date is equal to or less than 10% of the Maximum Collateral Amount, by purchasing, on the next succeeding Distribution Date, all of the outstanding Mortgage Loans and REO Properties at a price equal to the greater of the Principal Balance of the Mortgage Loans and REO Properties or the market value of the Mortgage Loans and REO Properties, in each case plus accrued and unpaid interest thereon at the weighted average of the Mortgage Rates through the end of the Due Period preceding the final Distribution Date plus unreimbursed Servicing Advances, Advances, any unpaid Servicing Fees allocable to such Mortgage Loans and REO Properties, any accrued and unpaid Available Funds Cap Shortfall Amount and Available Funds Cap Carryforward Amount (without duplication of amounts already paid) and any unpaid amount due the Trustee, the Swap Counterparties, the Cap Counterparties and the Custodian under this Agreement; provided, however, that in no event shall such price be less than the amount necessary to pay the sum of (i) 100% of the aggregate Certificate Principal Balance of each Class of Certificates, (ii) accrued and unpaid interest thereon at the related Pass-Through Rate through the date on which the trust is terminated, (iii) any unpaid Administrative Fees and (iv) any unpaid amount due to the Swap Counterparties or the Cap Counterparties (the “Termination Price”); provided, however, that such option may only be exercised if the Termination Price is sufficient to pay all interest accrued on, as well as amounts necessary to retire the principal balance of, each class of net interest margin notes issued pursuant to the Indenture at the time the option is exercised.

In connection with any such purchase pursuant to the preceding paragraph, the Servicer shall deposit in the Distribution Account all amounts then on deposit in the Collection Account, which deposit shall be deemed to have occurred immediately preceding such purchase.

Any such purchase shall be accomplished by deposit into the Distribution Account on the Distribution Date of the Termination Price.

For clarification and simplification with respect to this provision, the parties hereto, such parties being (i) the Servicer, (ii) the Certificateholders owning 100% of the Class CA Certificates, (iii) the Certificateholders owning 100% of the Class CB Certificates and (iv) the Certificateholders owning 100% of the Class R Certificates, for good and valuable consideration, the receipt of which is hereby acknowledged, do hereby acknowledge and agree as follows:

(a)	to the extent that the Termination Price calculated pursuant to the Agreement would exceed the sum of (i) 100% of the aggregate Certificate Principal Balance of each Class of Certificates, (ii) accrued and unpaid interest thereon at the related Pass-Through Rate through the date on which the Trust is terminated, (iii) any unpaid Administrative Fees, (iv) any unpaid amount due to the Swap Counterparties or the Cap Counterparties and (v) any additional amounts necessary to pay all interest accrued on, as well as necessary to retire the principal balance of, any class of net interest margin notes issued pursuant to the Indenture (any such excess, the “Surplus”), the Class CA Certificateholders, the Class CB Certificateholders and the Class R Certificateholders hereby acknowledge that, as among the three of them, the intent of the Agreement is that such Surplus would be payable in its entirety to the Class CA Certificateholders; and

(b)	the Servicer shall make all calculations in connection with the determination of the Termination Price, Surplus and the amount to be deposited to the Distribution Account in connection with the redemption. The Servicer shall provide such information in writing to the Trustee not less than ten (10) Business Days prior to the Termination Date. The Trustee shall cooperate with the Servicer in making such calculations.

It is the intent of the parties hereto that this Agreement bind all subsequent Class CA, Class CB and Class R Certificateholders, as well as any successor Servicer.

Greenwich Capital Financial Products, Inc., as Certificateholder of 100% of the Class CA Certificates

By:	/s/ Ara Balabanian

Name:	Ara Balabanian

Title:	Vice President

Greenwich Capital Financial Products, Inc., as Certificateholder of 100% of the Class CB Certificates

By:	/s/ Ara Balabanian

Name:	Ara Balabanian

Title:	Vice President

Wachovia Bank National Association, as Certificateholder of 100% of the Class R Certificates

By:	/s/ Joseph H. Gieker

Name:	Joseph H. Gieker

Title:	Director

NovaStar Mortgage Inc., as Servicer

By:	/s/ Matt Kaltenrieder

Name:	Matt Kaltenrieder

Title:	Vice President